ConAgra Foods, Inc.

One ConAgra Drive

Omaha, NE 68102

February 15, 2008

Anne N. Parker, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

RE:	ConAgra Foods, Inc.

Form 10-K for the fiscal year ended May 27, 2007 (“Form 10-K”)

Form 10-Q for the quarterly period ended November 25, 2007 (“Form 10-Q”)

Schedule 14A filed August 17, 2007 (“Proxy Statement”)

File No. 1-7275

Dear Ms. Parker:

This letter sets forth the responses of ConAgra Foods, Inc. (“we” or the “Company”) to the Staff's comment letter dated January 31, 2008 on the above referenced Form 10-K, Form 10-Q and Schedule 14A. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comments along with our responses to aid in the review process.

Schedule 14A

General

1.

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response: We will comply with the following comments in all future filings and have provided proposed Compensation Discussion & Analysis disclosure for the Staff’s review. We note that items such as changes to compensation philosophy, policies, plans or practices could require changes to the draft disclosure provided, as could actual individual or company-wide performance.

Executive Compensation, page 13

2.

Please expand the compensation discussion and analysis to identify material differences in compensation policies with respect to individual executive officers. For example, explain the reasons for the significant differences between the

CEO’s and the other named executive officers’ payout under the MIP, the options granted under the Long-Term Program and the grant of performance shares. We direct you to Section II.B.1 of Release 33-8732A.

Response: In future filings, we will expand our discussion of the policies of the Board’s Human Resources Committee (the “Committee”) as follows:

“For the named executive officers, the Committee determines the mix of salary and at-risk pay, targeted short-term incentive levels (a percentage of salary), option grants and targeted performance shares based primarily on its review of the executive’s position within the company, internal pay equity, and market data provided by Towers Perrin. For fiscal 200_, these factors combined to support granting a higher incentive opportunity under the MIP and performance share plan, and larger option award to Mr. Rodkin than to the other named executive officers. The Committee took into account Mr. Rodkin’s leadership, value to the company and accountability for the performance of the entire organization. The Committee also reviewed market data related to Mr. Rodkin’s targeted incentive opportunity and option grant and found them reasonable versus the peer group. The Committee also used these grants to implement its policy that within the company, Mr. Rodkin should have the highest ratio of at-risk pay to salary.

With respect to the other named executive officers, for fiscal 200_, the Committee reviewed each person’s scope of responsibility and experience, and relevant market data. The Committee also considered internal pay equity. This analysis resulted in some differences in the incentive opportunities awarded under the MIP and performance share plan for these executives, and differences in option grant sizes. However, the total compensation opportunity for each of these named executive officers reflects a similar mix of salary and at-risk pay.”

We respectfully submit that the above proposed additions related to differences in MIP targets (i.e., opportunities) provide the explanation necessary to better understand the differences in actual MIP payouts. If in a given year a named executive officer receives an actual payout as a percentage of target that is materially different than the payout made to his or her peers, we will provide disclosure explaining the basis of that outcome.

Similarly, if a unique circumstance results in a material difference in option or performance share grants between peers in a given year, we will provide disclosure explaining the basis for that outcome (e.g., Mr. Hawaux’s hiring mid-year and resultant stock option grant pro-ration discussed in footnote 1 to the table on page 18 of the Proxy Statement).

3.	Please disclose the actual performance goals established, such as EBIT and ROAIC goals used to determine the award of performance shares. If you believe that you are not required to disclose the goals, please provide us with analysis supporting your position. See Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.

Response: We note that with respect to the MIP, we disclosed in the Proxy Statement the actual performance goals established (page 16). In future filings, we will supplement our discussion of the performance share program to disclose targeted levels of EBIT and ROAIC as set forth below. We have placed this additional disclosure in context by republishing and modifying portions of pages 19 and 20 of our Proxy Statement.

“Award Value. The final number of shares of common stock that will be issued for each performance share awarded is determined based on a combination of growth in earnings before interest and taxes (“EBIT”) and performance against targets for return on average invested capital, after tax (“ROAIC”). For the fiscal 2007 to 2009 performance period, the Committee established a three-year compound EBIT growth target of 6% and three-year average ROAIC target of 10.5%. Results at this level will result in a 100% payout. Lower levels of combined EBIT growth and ROAIC are rewarded at significantly less than a full payout on the granted performance shares. There is no guaranteed payout in the program. The maximum number of shares that may be earned under the plan is 300% of the original grant. ....

....

Interim Opportunity... This feature allowed a payout for fiscal 2007 performance capped at one-third of the initial target value of the award (i.e., one-third of the total performance share grant shown in the table above) plus the share equivalent of accumulated dividends. The Committee established a one-year EBIT growth target of 3.3%, and one-year ROAIC target of 10.2% for this interim payout. The same opportunity was available for fiscal 2008. The targeted performance for an interim payout in fiscal 2008 was achievement of two-year compound EBIT growth of 6%, coupled with two-year average ROAIC of 10.5%. The final payout opportunity will occur at the end of fiscal 2009....

The fiscal 2008 to 2010 program (approved by the Committee in July 2007) does not contain an interim payout feature. Awards under the fiscal 2008 to 2010 program, if earned, will be paid in shares of stock subsequent to the end of fiscal year 2010. EBIT and ROAIC remain the financial metrics for the program. For this performance period, the Committee established a three-year compound EBIT growth target of 6% and three-year average ROAIC target of 11.6%. Results at this level will result in a 100% payout. Lower levels of combined EBIT growth and ROAIC are rewarded at significantly less than a full payout on the granted performance shares. There is no guaranteed payout in the program. The maximum number of shares that may be earned under the plan is 300% of the original grant.”

We supplementally advise the Staff that in future filings, we will also provide disclosure on actual payouts similar to that on page 20 of the Proxy Statement under the heading “Fiscal 2007 Performance.” In this disclosure, we will describe performance versus the targets and the percentage of the award earned. Examples could include the following (subject to actual results): “Shares under the fiscal 200_ to 20__ performance share plan were earned at X% of target, representing over-performance on both the three-year ROAIC goal and EBIT growth goal for the cycle;” or “Shares under the fiscal 200_ to 20__ performance share plan were earned at Y% of target, representing under-performance against both three-year ROAIC and three-year EBIT growth goals.”

Absent a significant deviation in plan design or targets year over year, the Company does not intend to disclose the targeted levels of performance on EBIT growth and ROAIC for the performance share plan that is approved by the Committee at the July meeting immediately preceding the filing of a Schedule 14A. The Company’s performance share plan is a rolling, three-year program, and we expect the Committee to continue to approve a new performance share grant each year (e.g., in July 2008, the Committee will consider for approval the fiscal 2009 to 2011 performance share grant and in connection therewith, approve the plan targets). For purposes of the August 2008 Schedule 14A, the fiscal 2009 to 2011 targets are immaterial and of no use to understanding the prior year’s compensation or the Committee’s policies with respect to compensation, unless they reflect a significant deviation from the targets in the fiscal 2008 to 2010 plan. In such a case, we would provide disclosure of the targets unless not required to do so under the standards set forth in Instruction 4 to Item 402(b) of Regulation S-K. We do intend to disclose the targets in the following year’s Schedule 14A, unless not required to do so under such standards.

4.

Discuss your policies for determining and allocating between long-term and current compensation, as well as in determining and allocating between cash and non-cash compensation. See Item 402(b)(2)(i) and Item 402(b)(2)(ii) of Reg. S-K.

Response: The Proxy Statement states on page 15 that “By design, targeted at-risk pay for the named executive officers was a significant percentage, between 75% and 85% of the total opportunity.” We advise the Staff that the Committee follows a general philosophy that long-term, equity-based compensation is one of the best tools for aligning management and stockholder interests. However, it has no formal policies designating the mix of cash/non-cash or short-term/long-term elements. We would note that due to our program design, the ratio of long-term to current compensation mirrors the ratio of non-cash to cash compensation. This is because our short-term programs (salary/MIP) result in cash payments while our long-term programs (option/performance shares) result in equity. To clarify this in future filings, we will provide the following disclosure:

“By design, targeted at-risk pay for the named executive officers was a significant percentage, between 75% and 85% of the total opportunity. The Committee’s general policy is to provide the greatest percentage of this at-risk pay opportunity in the form of non-cash, long term compensation. The Committee believes that an emphasis toward long-term, at-risk, equity compensation is the best method of aligning management interests with those of our stockholders.”

Form 10-K for the Year Ended May 27, 2007

Note 1. Summary of Significant Accounting Policies, page 49

General

1.

Please disclose your accounting policy related to shipping and handling fees billed to customers and the classification of shipping and handling costs in your statement of earnings. If shipping and handling costs are not included in cost of sales, please disclose the amounts of such costs and the line item(s) on your statements of operations that include them pursuant to EITF 00-10.

Response: The Company recognizes all amounts billed to customers in sales transactions related to shipping and handling in net sales, as required by EITF 00-10. The Company recognizes shipping and handling costs in cost of goods sold. In response to the Staff’s comment, the Company proposes to expand its disclosure in Note 1, Summary of Significant Accounting Policies, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending February 25, 2008, as follows:

“Shipping and Handling– Amounts billed to customers related to shipping and handling are included in net sales. Shipping and handling costs are included in cost of goods sold.”

Marketing Costs, page 52

2.

We note that you incur various types of marketing costs in order to promote your products, including retailer and consumer incentives. You recognize the cost for each of these types of marketing activities as a reduction of net sales or as selling, general and administrative expense. Please clarify if your incentives include free products or services as contemplated by paragraph 10 of EITF 01-9.

Response: We advise the Staff that we do not provide a significant amount of free products or services to retail customers or consumers as part of our marketing activities.

Accounting Changes

3.

We note your disclosure that indicates that you adopted a change in your accounting for interim advertising costs and that you now expense these costs as incurred and no longer estimate the benefit period of the advertising on an interim basis. Please address each of the following:

•	Please explain why you believe this represents a change in accounting policy.
•	It appears that you may need to file a preferability letter with respect to this change in accounting policy. Please explain. Refer to Item 601(b)(18).
•	Please clarify whether or not the costs benefit two or more interim reporting periods and explain how your current accounting policy complies with paragraph 16(a) and (d) of APBO No. 28.

Response: The Company believes the change in its accounting for interim advertising costs represents a change in accounting principle, as defined in SFAS No. 154, Accounting Changes and Error Corrections. Specifically, SFAS No. 154 states that “a change in the method of applying an accounting principle also is considered a change in accounting principle.”

Please see Exhibit 18 of the Company’s Quarterly Report filed on Form 10-Q, for the fiscal quarter ended August 27, 2006, for the preferability letter filed with respect to this change in accounting policy.

We note that APB Opinion No. 28, paragraph 16(d) allows for, but does not require, deferral of advertising costs incurred to subsequent interim periods. The Company believes that recognition of advertising costs as incurred eliminates the imprecision inherent in estimates based upon forecasts of advertising expense and sales volumes. As such, the Company has concluded that recognizing these expenses as incurred is a reasonable and more objective method of expense recognition in interim periods. We believe this is in compliance with paragraphs 16(a) and 16(d) of APB Opinion No. 28.

Note 9. Senior Long-Term Debt, Subordinated Debt and Loan Agreements, page 65

4.

We note that you exchanged $500 million of debt in December 2006. Please summarize your analysis in determining why this exchange was not an extinguishment due to a substantial modification of terms or an exchange of instruments.

Response: The Company applied the guidance from EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, in its analysis of the exchange of debt instruments. Per EITF 96-19, “if the terms of a debt instrument are changed or modified...and the cash flow effect...on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different.”

The Company made a substantial cash payment to the bondholders as part of the exchange. Based upon the implementation guidelines of EITF 96-19, “transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as extinguishments if the debt instruments have substantially different terms, as defined in this issue.”

The Company calculated the present value of the cash flows of the original debt instruments and the cash flows of the new debt instruments, including the cash premium paid at the date of the transaction, and determined that the difference in the present values was less than 10 percent. Accordingly, the exchange was not accounted for as an extinguishment of debt. The Company notes that the effective interest rate of the original debt instruments was used in calculating the present values of the cash flows.

Form 10-Q for the Quarterly Period Ended November 25, 2007

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 25

Cash Flows, page 35

5.

We note that you have experienced an increased inventory balance in your Trading and Merchandising segment for all periods presented. Please tell us and disclose the business developments that underlie the reasons for such increases.

Response: The Company’s Trading and Merchandising segment sources, merchandises, trades, markets and distributes agricultural and energy commodities. The increase in inventory balances in the Trading and Merchandising segment was due to increased quantities of agricultural commodities, driven by a variety of factors, including trading strategies, harvest dynamics and anticipated demand. In addition, significantly higher unit costs of crude oil and fertilizer inventories, driven by higher market prices, contributed to higher inventory balances. Although these reasons are not specifically discussed on page 35 of the Form 10-Q, the Company respectfully submits that sufficient disclosure regarding higher inventory balances, and the business developments underlying the increases, have been made in other portions of the Form 10-Q. Specifically, in Note 7 to the financial statements, Inventories (page 14), the Company disclosed the “grain, fertilizer, crude oil, and other trading and merchandising inventory balances” as of each balance sheet date presented. Also, the Company discussed the impact of significant increases in commodity inventory prices within the Trading and Merchandising segment in its discussion of net sales and gross profit in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). (See the paragraph on page 29 of the Form 10-Q beginning with “Trading and Merchandising net sales were $545 million” and the paragraph on page 30 of the Form 10-Q beginning with “Trading and Merchandising gross profit for the second quarter”.)

The Company respectfully submits that it will continue to assess the nature of changes in its working capital balances in connection with its future filings and, where material, provide further detail within the liquidity section of MD&A on the business developments underlying such changes.

***

ConAgra Foods acknowledges that:

•	the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the Company;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be willing to discuss with you any additional comments the Staff may have. Please contact me at 402-595-4583 with questions or comments on this response letter.

Very truly yours,

/s/ Colleen Batcheler

Colleen Batcheler

Senior Vice President, General Counsel

and Corporate Secretary

cc: Andre Hawaux

(Executive Vice President, Chief Financial Officer, ConAgra Foods, Inc.)

John Gehring

(Senior Vice President, Controller, ConAgra Foods, Inc.)